IRON HOLDING CORP.
                       88-90 103rd Ave.
                    Ozone Park, N.Y. 11417
                COMMISSION FILE NUMBER 0-23208

                     DISCLOSURE STATEMENT

                         PURSUANT TO
                    SECTION 14(f) OF THE
             SECURITIES EXCHANGE ACT OF 1934 AND
                   RULE 14f-1 THEREUNDER


                                 Introduction

     This Statement is being mailed on or about January 14, 1998 to holders of record on December 24, 1997 of the shares of Common Stock, par value $.001 per share (the "Common Stock") of Iron Holdings Corp., a Nevada corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected at a Board meeting to be held at the closing of the transaction discussed below, to be held on or about (approximately) January 24, 1998. The holders of a majority of the Company's issued and outstanding common stock have approved the transactions described hereinbelow by consent on or about December 24, 1997.

                  Background of Transaction and Change in Control

     Pursuant to the terms of an agreement between the Company and CRT Corporation, a Nevada corporation ("CRT") and CRT's stockholders (the "Agreement"), the Company has agreed to acquire all of CRT's issued and outstanding shares of common stock (collectively, the "CRT Stock") in exchange for an aggregate of 8,748,000 "restricted" shares of the Company's Common Stock (the "CRT Transaction"). As of the date of this Disclosure Statement, there are 6,687,000 shares of the Company's Common Stock issued and outstanding. However, simultaneous with the proposed closing of the Agreement, it is the intention of the Company to unwind the prior transaction between the Company and Iron Holdings Corp., a New York corporation ("Old Iron"), wherein an aggregate of 4,500,000 "restricted" shares of the Company's common stock were issued in exchange for all of the issued and outstanding shares of Old Iron. Accordingly, if all of the issued and outstanding shares of CRT Stock are exchanged for the Company's Common Stock, the holders thereof will own approximately 80% of the Company's 10,935,000 shares of Common Stock which would then be issued and outstanding.

     Upon consummation of the CRT Transaction, the Company's current officers and directors will resign and will be replaced by Directors and Officers selected by CRT's management (see "Directors and Executive Officers of CRT and Related Transactions"). Also, as part of the terms of the CRT Transaction, at closing the name of the Company will change to "CRT Holding Corp."

     Consummation of the CRT Transaction will result in a change of control. If the CRT Transaction is not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the Agreement will be executed on or before January 23, 1998, with the closing to occur shortly thereafter.

                         Reason for Disclosure Statement

     Pursuant to the laws of the State of Nevada, the holders of a majority of the issued and outstanding common stock of the Company have approved the unwinding of the Old Iron transaction, as well as the proposed merger between the Company and CRT on or about December 24, 1997. Because a majority of the Company's directors are expected to be changed in a manner otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Disclosure Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

                  Information Relating to the Company's Securities

     The Company's total authorized capital consists of 500,000,000 Common Shares, $0.001 par value per share, and 25,000,000 Preferred Shares, $0.01 par value per share. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding security of the Company.

                              Principal Stockholders

     The following table sets forth as of the date of this report certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group.

                 Name and              Amount and
                Address of             Nature of
Title of        Beneficial             Beneficial      Percent of
 Class             Owner               Ownership          Class

Common      Anthony E. Gurino           2,000,000          29.9%
            86-20 164th Avenue
            Queens, NY  11414

Common      Angelo Gurino, Sr.          2,000,000          29.9%
            164-53 85th
            Howard Beach, NY 11414

Common      Dennis Sommeso                490,000           7.3%
            2 Bushwick Street
            Melville, NY 11747

Common      All Officers &              4,490,000          67.1%
            Directors as a Group
            (3 persons)
_________________

     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the CRT Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed director and executive officer of the Company and all newly-appointed Directors as a group. The listed stockholders hold sole voting and investment power over their respective shares.

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
                                                      Shares of
                                                    Common Stock
                                                  to be owned upon   Approximate
                                                   consummation of     Percent
   Name and Address       Offices To Be Held         the Transfer      of Class

Louis Cherry             Chairman of the              2,747,539          25.1%
1500 Quail St.           Board
Suite 550
Newport Beach, CA 92660

Albert Reda              CEO, Corporate Secretary,      837,200           7.7%
2557 Oxford Lane         Director
Costa Mesa, CA 92626

Mark R. Frauman          President, Director             98,280             1%
27882 Springwater
Lake Forest, CA 92630

Sam Kram                 Director                        97,734            .9%
540 Fox Hunt Circle
Longwood, FL 32750

All Proposed Directors                                  3,780,753          34.7%
and Officers as a
Group (4 persons)

Biographies of CRT Corporation Management

     Louis B. Cherry, Chairman of the Board of CRT Corporation, which position he has held since September 1996. For the 20 years prior thereto, Mr. Cherry was self-employed in the food industry, specifically the food processing, meat processing and food distribution industries. Mr. Cherry received a Bachelor of Arts degree from UCLA. He devotes substantially all of his time to the business of CRT.

     Albert Reda, CEO, Secretary and a director of CRT Corporation. Mr. Reda assumed his aforesaid positions in July 1997 and September 1996, respectively. Prior, from January 1991 through August 1996, Mr. Reda was self-employed as a real estate investor. Mr. Reda received a Bachelor of Science degree from California State University in 1972. He devotes substantially all of his time to the business of the Company.

     Mark R. Frauman, director, a position he assumed in February, 1997. In addition to his position with CRT, since February 1997 Mr. Frauman has been the regional manager of Connectel, Inc., Hayward CA, a company engaged in the business of installation of cell sites for cellular phones. Prior, from January 1996 through February 1997, Mr. Frauman was regional manager of P.S.A., Concord CA, a company engaged in business consulting in the real estate industry. From February 1994 through January 1996, Mr. Frauman was president of ProcureNet, Inc., Irvine, CA, a company which had an exclusive arrangement with the US government to assist the government in purchasing. From 1987 through January 1994, Mr. Frauman was an independent investor in real estate in California and elsewhere. Mr. Frauman received a Bachelor of Arts degree from California State University - Northridge and is presently enrolled at the University of California - Irvine's Graduate School of Management in their international business program. he devotes only such time as necessary to the business of the Company.

     Sam Kram, Director of CRT Corporation, a position he assumed in February, 1997. In addition to his position with CRT, since April 1991 Mr. Kram has been employed as the general manager of Bayshore Inn Resort, Lakemary, Florida, a


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resort hotel.  Mr. Kram devotes only such time as necessary to the business of
CRT.

                                Legal Proceedings

     There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's Common Stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

        Directors and Executive Officers of CRT and Related Transactions

Directors and Executive Officers.

     If and when the CRT Transaction is consummated, the Company's current officers and directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

      Name                   Age                 Position

Louis Cherry                 70                Chairman of Board

Albert Reda                  52                CEO, Secretary, Director

Mark R. Frauman              45                President, Director

Sam Kram                     61                Director

Compensation

     Messrs. Cherry and Reda each receive annual salaries of $180,000. Mr. Frauman receives an annual salary of $78,000. In addition, Mr. Kram, the only outside director of CRT, receives annual compensation of $12,000. It is anticipated that these salaries will remain constant after the CRT Transaction has been consummated. There are no employment agreements between CRT and its executive officers or directors, but it is expected that both Messrs. Cherry and Reda may execute employment agreements with the Company upon closing of the Transaction.

     In addition, the Company may award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses based on performance.

Standing Audit, Nominating and Compensation Committees.

     The Board of Directors of the Company has no standing audit, nominating or compensation committees.

Information Relating to Board of Directors Meetings.

     The Company presently has three Directors. During the fiscal year-ended June 30, 1997, the Directors held four meetings of the Board of Directors, or otherwise consented to action to be taken at such a meeting. Subsequently, the Company's Board has met five additional times, or has consented to action to be taken at such a meeting.

               Compensation of Directors and Executive Officers of the Company

     The following table reflects all forms of compensation for services to the Company for the six month period ended June 30, 1997 of the Chief Executive Officer of the Company.

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                          SUMMARY COMPENSATION TABLE

                                             Long Term Compensation
                                          ____________________________

                   Annual Compensation          Awards         Payouts
                  _____________________   ____________________ _______
                                                    Securities
                                 Other                 Under-            All
Name                             Annual   Restricted   lying            Other
and                              Compen-     Stock    Options/  LTIP  Compen-
Principal         Salary  Bonus  sation     Award(s)    SARs   Payouts sation
Position    Year   ($)     ($)    ($)        ($)        (#)      ($)     ($)
__________  ____  ______  _____  ______    ________   _______  _______ ______

Anthony E.
Gurino      1997  $39,000 $5,000 $    0    $      0   $     0  $     0 $4,620
President &
Director(1)
_________________________
(1) The information provided herein discloses the compensation received by Mr. Anthony Gurino for the period indicated. However, Mr. Gurino assumed his positions with the Company in March 1997, as part of the reorganization of the Company with Old Iron. The Company did not begin paying any salaries or other compensation to Mr. Gurino until April 1997.

     The Company maintains a policy whereby the directors of the Company may be compensated for out of pocket expenses incurred by each of them in the performance of their relevant duties. The Company did not reimburse any director for out of pocket expenses during the six month period ending June 30, 1997.

     In addition to the cash compensation set forth above, the Company reimburses each executive officer for expenses incurred on behalf of the Company on an out of pocket basis. The Company cannot determine, without undue expense, the exact amount of such expense reimbursement. However, the Company believes that such reimbursements did not exceed, in the aggregate, $10,000 during the six month period ended June 30, 1997.

     In May 1997, the Company entered into two employment agreements with Anthony Gurino and Angelo Gurino, each of whom is an officer, director and principal shareholder of the Company. Annual combined compensation under these contracts total $190,000 in the fiscal year ending June 30, 1998, gradually increasing to $495,000 in the fiscal year ending June 30, 2007. However, as of June 30, 1997, Mr. Anthony Gurino drew approximately 75% of his salaries due pursuant to the agreement and Mr. Angelo Gurino did not take any balances due thereunder, but all unpaid salaries are being accrued by the Company. As part of the terms of the unwinding of the Old Iron transaction described hereinabove, these employment contracts will be terminated by the consent of all of the parties thereto and any obligations owed by the Company to its current management (who will resign upon the closing of the CRT Transaction) arising therefrom will be discharged and released by mutual consent.

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers or directors.

Dated:  January 13, 1998.

                               IRON HOLDINGS CORP.

                               /s/ Anthony Gurino
                               Anthony Gurino, President


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